Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

March 19, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 18, 2019, The Nasdaq Stock Market (the "Exchange") received from Insurance Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common
Stock, and one-half of one Warrant

Class A Common Stock, par value $0.0001 per share

Warrants, each to purchase one share of
Class A Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts